

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 30, 2009

VIA US MAIL AND FAX (615) 246-4133
Ms. Sariah Hopkins
Executive Vice President and Chief Financial Officer
Debut Broadcasting Corporation, Inc.
1025 16th Avenue South
Nashville, TN 37212

      RE: **Debut Broadcasting Corporation, Inc.**
              Form 10-K for the year ended December 31, 2008
              Filed April 1, 2009
              Form 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009
              Filed May 14, 2009 and August 14, 2009
              File No. 000-50762

Dear Ms. Hopkins:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results Operations, page 21

Liquidity and Capital Resources, page 25

1. Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows and the reasons underlying those changes to provide your investor with a clear view of your liquidity and capital resource needs as

seen through the eyes of management. In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. For example, you discuss risks on page 26 that would intensify if you take on new indebtedness. Provide further details and analysis with respect to such risks and how increased indebtedness will affect such risks. Refer to Section IV of the Commission's Interpretive Release on Managements Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at www.sec.gov/rules/interp/33-8350.htm.

Item 9A(T). Controls and Procedures

2. We note that you have not included management's report on internal control over financial reporting. Please amend your Form 10-K to include the following in your management's report: (i) a statement of management's responsibility for establishing maintaining adequate internal control over financial reporting; (ii) a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting, and (iii) management's assessment of the effectiveness of your internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. See Item 308T(a) of Regulation S-K.

3. In addition, in your amended 10-K please disclose any changes in your internal control over financial reporting identified in connection with the evaluation discussed above that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting. See Item 308T(b) of Regulation S-K.

Item 15. Exhibits
Exhibits 31.1 and 31.2

4. We note that you have omitted language from the introduction to paragraph 4 and paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise your certifications in your amended filing to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please conform your certifications throughout to conform with the language in Item 601(31)(i) of Regulation S-K.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

5. We note that your definitive proxy statement included a proposal to amend your Amended and Restated Certificate of Incorporation to provide for the authorization of 50 million shares of preferred stock. Please provide an analysis regarding why you did not file a preliminary proxy statement at least 10 calendar days prior to your definitive proxy statement. See Rule 14a-6(a) under the Securities Exchange Act of 1934.

Executive Compensation

2008 Summary Compensation Table

6. In your amended 10-K, please revise your summary compensation table to include compensation information for each of the last two completed fiscal years. See Item 402(n)(1) of Regulation S-K.

7. Provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table. See Item 402(o) of Regulation S-K.

2008 Outstanding Equity Awards at Fiscal Year-End

8. Provide the information specified in Item 402(p)(2) of Regulation S-K, concerning unexercised options; stock that has not vested; and equity incentive plan awards for each named executive officer outstanding as of the end of your last completed fiscal year in the tabular format described in Item 402(p)(1) of Regulation S-K.

Compensation Committee Report

9. We note that you have included a Compensation Committee Report that references your Compensation Discussion and Analysis. Neither Compensation Discussion and Analysis nor a Compensation Committee Report are required disclosure for a smaller reporting company. In future filings, please change the language of your Compensation Committee Report so that it does not refer to a Compensation Discussion and Analysis if one is not included in your filing or omit the Compensation Committee Report altogether. See Item 407(g)(2) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 4T. Controls and Procedures.

10. We note that you have not included the disclosures required by Item 4T of Form 10-Q in your filing. Please amend your Form 10-Q for the quarterly period ended March 31, 2009 to include disclosures required by Items 307 and 308T(b) of Regulation S-K.

Item 6. Exhibits
Exhibits 31.1. and 31.2

11. We note that you have omitted language from the introduction to paragraph 4 and
    paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise
    your certifications in your amended filing to include the language of paragraph 4 of Item
    601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over
    financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))"
    immediately following your reference to disclosure controls and procedures in the
    introduction. In addition, revise to add the missing language from paragraph 4(b) as
    follows: "Designed such internal control over financial reporting, or caused such internal
    control over financial reporting to be designed under our supervision, to provide
    reasonable assurance regarding the reliability of financial reporting and the preparation of
    financial statements for external purposes in accordance with generally accepted
    accounting principles." In addition, please conform your certifications throughout to
    conform with the language in Item 601(31)(i) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Note 10 – Business Combinations
WBBV –FM, page F-12

12. We note that the acquired WBBV- FM net assets include assumed liabilities in the
    amount of $800,000, resulting in a total purchase price of $180,022. However, on page
    40 of the Form 10-K, you reported that "In connection with completion of the acquisition
    of assets comprising the Radio Station from HBC, on August 31, 2008, Debut
    Broadcasting Mississippi, Inc. issued a Promissory Note to Holladay Broadcasting of
    Louisiana, LLC in the aggregate principal amount of $800,000" for a total purchase price
    of $980,022. Please amend your Forms 10-Q as appropriate to conform the subject
    disclosures with the Form 10-K.

Item 4T. Controls and Procedures.

13. We note that you have not included all the disclosures required by Item 4T of Form 10-Q
    in your filing. Please amend your Form 10-Q for the quarterly period ended June 30,
    2009 to include disclosures required by Items 307 and 308T(b) of Regulation S-K. In
    addition, please verify that the evaluation of disclosure controls and procedures is as of
    the end of the period covered by your report, as your disclosure cites June 30, 2008.

Item 6. Exhibits
Exhibits 31.1. and 31.2

14. We note that you have omitted language from the introduction to paragraph 4 and
    paragraph 4(b) of the certifications required by Exchange Act Rule 13a-14(a). Revise

your certifications in your amended filing to include the language of paragraph 4 of Item 601(31)(i) of Regulation S-K. More specifically, revise to refer to "internal control over financial reporting (as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f))" immediately following your reference to disclosure controls and procedures in the introduction. In addition, revise to add the missing language from paragraph 4(b) as follows: "Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles." In addition, please conform your certifications throughout to conform with the language in Item 601(31)(i) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Attorney-Advisor, at (202) 551-3273 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director